Exhibit 99.2

Fast Company Ranks NICE Among World’s Most Innovative Companies – Again!

For 2nd consecutive year NICE is recognized for its innovation, placing in “top 10” innovators in money category

Ra’anana, Israel, February 10, 2015 – NICE Systems (NASDAQ: NICE) today announced that it was named as one of the “Top 10 Most Innovative Companies in Money” in 2015 by Fast Company magazine. This marks the second year in a row in which the company made the publication’s “Most Innovative Companies” issue.

According to Fast Company, the magazine’s editors spend months gathering and analyzing data on companies around the globe. The resulting package emphasizes the breadth of companies with progressive, nimble business models, an ethos of sustainability, and a culture of creativity.

“Our goal is to illuminate the state of innovation as it exists right now within the rapidly changing global landscape,” said Fast Company editor Robert Safian. “In this economic environment, we all need to continually challenge our assumptions.”

NICE was recognized for its cutting-edge voice biometric technology, which confirms the identity of legitimate customers calling a contact center and concurrently identifies sophisticated fraud attempts via this channel.

NICE’s Real-Time Authentication solution is able to verify a customer’s identity within the first 10-15 seconds of a call by matching their voice print to their account. This eliminates the hassle of answering a number of traditional questions like, “what’s the name of your first pet,” and allows the conversation to move directly to the true purpose of the call. It also drives down the average time for a service call by up to 45 seconds.

The system is also built to prevent fraud by identifying fraudsters within the first seconds of a call by matching the caller’s voice print to an existing fraudster black list. In this case, the call is classified as high risk and can be immediately transferred to a fraud specialist to prevent an unlawful transaction from taking place.

Barak Eilam, CEO of NICE, said, “Innovation is the foundation for the value we bring to our customers. We are continuously innovating in order to help organizations serve people in three critical domains: protecting their money, ensuring their safety, and improving their experience. We greatly appreciate this recognition, as further proof that the solutions we’re bringing to the market leverage the latest technology in order to have a real impact for our customers.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.